SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2011

BHP Billiton Limited (ABN 49 004 028 077)

(Translation of registrant's name into English)

180 LONSDALE STREET, MELBOURNE, VICTORIA
3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat
24 March 2011

Australian Securities Exchange
530 Collins Street
Melbourne Victoria 3000
AUSTRALIA

Appointment of Company Secretary
Resignation of Company Secretary

We advise that Libby Joyner was appointed as Deputy Secretary of BHP Billiton Limited on Thursday, 24 March 2011.

Ms Joyner will work in the Group Secretariat. She will report to Jane McAloon, Group Company Secretary of BHP Billiton, and will be based in Melbourne.

Ms Joyner’s appointment co-incides with the resignation of Fiona Smith from the position of Deputy Secretary of BHP Billiton Limited on the same date.

Jane McAloon
Group Company Secretary

A member of the BHP Billiton Group, which is headquartered in Australia
Registered Office:
180 Lonsdale Street, Melbourne, Victoria 3000, Australia
ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary